UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Pursuant to the notice for the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of NeuroDerm Ltd. (the “Company”), which was published on January 26, 2017 and attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on January 26, 2017, the Company hereby furnishes the proxy statement and proxy card for the Extraordinary Meeting. The Extraordinary Meeting is scheduled to be held on Thursday, March 2, 2017 at 3:00 p.m., Israel time. Copies of the proxy statement and proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 18, 2014 (Registration No. 333-200331), July 2, 2015 (Registration No. 333-205485), and March 31, 2016 (Registration No. 333-210497) and on Form F-3, filed with the Securities and Exchange Commission on March 31, 2016 (File No. 333-210496).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

Date: February 1, 2017	By:	/s/ Roy Golan
	Name:	Roy Golan
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description
99.1	Proxy statement for an Extraordinary General Meeting of Shareholders of the Company to be held on March 2, 2017.
99.2	Proxy card for an Extraordinary General Meeting of Shareholders of the Company to be held on March 2, 2017.

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